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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)(1)

                          EDISON BROTHERS STORES, INC.
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
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                         (Title of Class of Securities)

                                    280875105
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                                 (CUSIP Number)

          Bernard Edison, 501 North Broadway, St. Louis, Missouri 63102
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(Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 October 9, 1995
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of equity securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       (Continued on the following pages)
                               (Page 1 of 5 pages)

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities and Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 280875105                                           Page 2 of 5 Pages
                                  SCHEDULE 13D
================================================================================
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bernard Edison
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [X]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*

     00 (see Item 3 below)
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                                                                   ITEMS 2(d)
                                                                    or 2(e)  [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
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                  7    SOLE VOTING POWER                   67,978
NUMBER OF SHARES  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER              1,281,532
OWNED BY EACH     --------------------------------------------------------------
REPORTING         9    SOLE DISPOSITIVE POWER              67,978
PERSON WITH       --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER         1,281,532
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,349,510
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.1%
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14   TYPE OF REPORTING PERSON*

     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

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CUSIP No. 280875105                                           Page 3 of 5 Pages
                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     This Amendment No. 1 to Schedule 13D (the "Amendment") relates to the shares of common stock, par value $1.00 per share (the "Stock"), of Edison Brothers Stores, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 501 North Broadway, St. Louis, Missouri 63102.

Item 2.   Identity and Background

     This Amendment is filed on behalf of Bernard Edison (the "Reporting Person"). The information required by Item 2 with respect to the Reporting Person is attached hereto as Exhibit 2.

Item 3.   Source and Amount of Funds or Other Consideration.

     Not applicable; no acquisitions of Stock have occurred within the last sixty (60) days.

Item 4.   Purpose of Transaction.

     Beneficial ownership of the Stock was obtained by the Reporting Person either (i) by purchase, by gift or by transfer to him as a member of the Edison family, (ii) by acting as trustee of the trusts listed in Exhibit 5A (the "Trusts"), or (iii) by acting as director of the foundations listed in Exhibit 5B (the "Foundations"). No shares of Stock have been acquired by the Reporting Person in the last sixty (60) days.

     The Reporting Person filed a Schedule 13D (the "Prior Schedule") on October 17, 1995 (the "Prior Filing Date") to complete the record and to report the transactions which had resulted in more than a 1% change in ownership in the last sixty (60) days preceding the Prior Filing Date (see Exhibit 5C).

     The Reporting Person is filing this Amendment to correct certain erroneous information which was inadvertently included in the Prior Schedule. Upon a recent review of his records, the Reporting Person has determined that the Prior
Schedule incorrectly included Stock owned by certain trusts over which the Reporting Person actually could not exercise sole or shared voting or dispositive power, and which Stock therefore was not required to be included in the Prior Schedule. Accordingly, this Amendment is being filed to correct the record, effective as of the Prior Filing Date.

Item 5.   Interest in Securities of the Issuer.

          (a) Based upon the total of 22,087,490 shares of Stock outstanding on October 12, 1995 (as contained in the most recent filing by the Issuer with the Commission available as of the Prior Filing Date):

     As the Prior Filing Date, the Reporting Person beneficially owned 1,349,510 shares of Stock (consisting of 36,227 shares held personally by the Reporting Person, 4,062 shares held by the spouse of the Reporting Person, 316,233 shares held by the Trusts and 992,988 shares held by the Foundations), which amount represents 6.1% of the shares of Stock outstanding as of the Prior Filing Date.

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CUSIP No. 280875105                                           Page 4 of 5 Pages
                                  SCHEDULE 13D

          (b) As of the Prior Filing Date, the Reporting Person had the sole power to vote and the sole power to dispose of 67,978 shares of Stock (consisting of 36,227 shares held personally by the Reporting Person and 31,751 shares temporarily under the Reporting Person's sole control as of the Prior Filing Date as a result of a temporary vacancy in the position of the Reporting Person's co-trustee for the Beatrice C. Edison Irrevocable Trust FBO Bernard Edison). As of the Prior Filing Date, the Reporting Person had the shared power to vote and the shared power to dispose of 1,281,532 shares of Stock.

     See Exhibits 5A and 5B, respectively, for voting and dispositive power of the Trusts and Foundations and the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition was shared as of the Prior Filing Date.

          (c)     See Exhibit 5C.

          (d)     None.

          (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Person and Marilyn Wewers Edison are husband and wife. The Reporting Person is a trustee of each trust listed in Exhibit 5A and a director of each foundation listed in Exhibit 5B. In addition, the beneficiaries of the Trusts include the Reporting Person and certain other of his family members.

Item 7.    Material to Be Filed as Exhibits.

     Not applicable.


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CUSIP No. 280875105                                            Page 5 of 5 Pages
                                  SCHEDULE 13D

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        July 31, 1997
                                        ----------------------------------------
                                                        (Date)

                                        /s/ Bernard Edison
                                        ----------------------------------------
                                                      (Signature)

                                        Bernard Edison
                                        ----------------------------------------
                                                     (Name/Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signs the statement shall be typed or printed beneath his signature.

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See, 18 U.S.C. 1001).